TORO 18 HOLDINGS LLC c/o IMMERSION CORPORATION 2999 N.E. 191st Street, Suite 610 Aventura, Florida 33180

April 13, 2023

Re: Turtle Beach Corporation

Dear Mr. Madnani:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Turtle Beach Corporation (the “Company”) in connection with the proxy solicitation that Toro 18 Holdings LLC and certain of its affiliates (collectively, the “Toro Group”) is considering undertaking to nominate and elect directors at the Company’s 2023 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Toro Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the Toro Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Toro Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Toro Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Toro Group or the Company) or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Toro Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Toro Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Toro Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Toro Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Toro Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

ACCEPTED AND AGREED:

/s/ SEAN MADNANI

SEAN MADNANI